

New York Stock Exchange
11 Wall Street
New York, NY 10005

January 21, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 5.00% Class A Preferred Limited Partnership Units, Series 14 of BROOKFIELD INFRASTRUCTURE PARTNERS L.P. under the Exchange Act of 1934.

Sincerely,

[signature]